Exhibit (h)(14)

SSGA FUNDS MANAGEMENT, INC.

1600 SUMMER STREET

STAMFORD, CONNECTICUT 06905

May 1, 2017

State Street Institutional Funds

1600 Summer Street

Stamford, Connecticut 06905

Re:	Waiver of Certain Fees and Reimbursement of Certain Expenses for the State Street Institutional Strategic Investment Fund (the “Fund”)

Ladies and Gentlemen:

This letter agreement (this “Agreement”), effective as of May 1, 2017, is entered into by and between State Street Institutional Funds, a Delaware statutory trust (the “Trust”), on behalf of the Fund, and the Fund’s investment adviser, SSGA Funds Management, Inc. (“SSGA FM”), a wholly owned subsidiary of State Street Corporation that is registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. This Agreement is intended to memorialize an obligation by SSGA FM to waive certain fees otherwise payable to SSGA FM with respect to the Fund under that certain Investment Advisory and Administration Agreement, dated as of July 1, 2016, by and between the Trust and SSGA FM, as may be amended from time to time (the “Advisory Agreement”), and to reimburse the Fund for certain expenses it incurs indirectly through certain of its investments.

The Trust and SSGA FM (each, a “Party,” and together, the “Parties”) agree as follows:

1.	SSGA FM agrees to reduce by an annual rate of 0.06% the fee otherwise payable by the Fund under the Advisory Agreement (provided, however, that this reduction will not limit or apply to extraordinary expenses, interest, taxes, commissions and acquired fund fees and expenses (other than the acquired fund fees and expenses indirectly borne by the Fund as a result of investing in the State Street Equity 500 Index II Portfolio, a mutual fund advised by SSGA FM)), without reducing such fee rate below 0.00%.

SSGA FM also agrees to reimburse the Fund for any ordinary operating expenses (excluding extraordinary expenses, interest, taxes and commissions) indirectly borne by the Fund as a result of investing in the State Street Equity 500 Index II Portfolio.

2.	Any amount waived or reimbursed by SSGA FM pursuant to this Agreement may not be recouped by SSGA FM.

3.	This Agreement is effective as of May 1, 2017 and shall remain in effect for its initial term through April 30, 2018 and thereafter for additional periods not exceeding one (1) year so long as such continuation is approved for the Fund at least annually by the Board of Trustees of the Trust (the “Board”) (and separately by a majority of the Trustees of the Trust who are not “interested” persons of the Trust within the meaning of the Investment Company Act of 1940, as amended (the “1940 Act”)), unless sooner terminated as provided in paragraph 4 of this Agreement.

4.	This Agreement may be terminated by the Board (and with the approval of a majority of the Trustees of the Trust who are interested persons as described above) by prior written notice to SSGA FM, or by vote of holders of a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act. This Agreement shall terminate automatically upon the termination of the Advisory Agreement.

5.	This Agreement may be amended, modified, supplemented or restated only by a written instrument executed by each Party. The terms of this Agreement may be waived only by a written instrument executed by the Party waiving compliance.

6.	This Agreement supersedes and terminates, as of the date thereof, all prior agreements between the Trust and SSGA FM relating to waivers and reimbursements by SSGA FM of the fees payable by the Fund pursuant to the Advisory Agreement.

7.	This Agreement constitutes a valid and binding obligation of each Party and is enforceable against each Party in accordance with its terms. Each Party has all requisite power, authority and capacity to execute, deliver and comply with the terms of this Agreement, and such execution, delivery and compliance does not conflict with, or constitute a default under, any instruments governing such Party, any law, regulation or order applicable to it, or any agreement to which it is a party or by which it may be bound.

8.	Except as otherwise specified herein, the Advisory Agreement, and all covenants, agreements, terms and conditions thereof, shall continue in full force and effect, subject to the terms and provisions thereof and hereof. To the extent there is any conflict between the terms of the Advisory Agreement on the one hand, and this Agreement on the other, the terms of this Agreement shall control.

9.	This Agreement and the rights and obligations of the Parties hereunder shall be governed by and construed and enforced in accordance with the laws of The Commonwealth of Massachusetts and any applicable federal law, without giving effect to any principles regarding choice of laws or conflict of laws.

10.	This Agreement may be executed in one or more counterparts, each of which shall constitute an original and all of which when taken together shall constitute one and the same instrument.

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If the above correctly reflects our understanding and agreement with respect to the foregoing matters, please so confirm by signing the enclosed copy of this Agreement.

Very truly yours, SSGA FUNDS MANAGEMENT, INC.

By:
Name:	Ellen M. Needham
Title:	President
ACCEPTED AND AGREED: STATE STREET INSTITUTIONAL FUNDS, on behalf of the State Street Institutional Strategic Investment Fund

By:
Name:	Jeanne M. La Porta
Title:	President and Trustee